Exhibit 99.1

DHX MEDIA REPORTS RESULTS FOR Q3 2019

•	Cash flow from operations increased to $15.8 million for YTD 2019 vs $5.1 million YTD 2018.

•	Distribution revenue (excluding WildBrain) grew sequentially by 51% to $20.7 million in Q3 2019, over Q2 2019; and was $26.6 million in Q3 2018.

•	WildBrain views grew by 15% to more than 8.7 billion in Q3 2019 vs a year ago. WildBrain revenue grew 4% to $14.9 million vs $14.4 million in Q3 2018.

•	Consumer products-owned revenue grew 10% to $37.5 million in Q3 2019 vs $34.1 million a year ago, driven by Peanuts.

•	Revenue was $110.0 million for Q3 2019 vs $116.5 million in Q3 2018.

•	Adjusted EBITDA was $20.1 million in Q3 2019 vs $26.7 million in Q3 2018. Q3 2019 adjusted EBITDA was impacted by $5.0 million due to the sale in Q1 2019 of a minority stake in Peanuts to Sony[1].

•	Net income before income taxes and the write-down was $15.1 million in Q3 2019 vs a net loss of $4.9 million a year ago.

•	Net loss for Q3 2019 was $18.4 million, or ($0.14) per share, vs a net loss of $8.0 million, or ($0.06) per share in Q3 2018. Net loss was impacted by a $34.2 million write-down in Q3 2019 related to investment in film, licensed television programs, acquired content, and intangible assets.

•	Post-quarter end, we announced an agreement to sell a building in Toronto owned by the Company for $12.0 million. Net proceeds will be used for debt repayment.

•	Search initiated for CEO successor.

Halifax, NS – 14 May 2019 – DHX Media Ltd. (or the “Company”) (TSX: DHX; NASDAQ: DHXM) reported its third-quarter (“Q3 2019”) and nine-month (“YTD 2019”) results for Fiscal 2019, ended March 31, 2019.

HALIFAX 5657 Spring Garden Rd. Suite 505 Halifax, NS B3J 1H1 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 380 West 5th Avenue Vancouver, BC V5Y 1J5 +1 604-684-2363	NEW YORK 370 7th Avenue 7 Penn Plaza Suite 1701 New York, NY 10001 +1 212-293-8555	LONDON 183 Eversholt Street London, NW1 1BU +44 (0)20-7631-3931

Michael Donovan, CEO and Executive Chairman, stated: “When I stepped back into the role of CEO a year ago I had several priorities. These included: building our premium content strategy; repositioning our assets to align with current market opportunities; expanding WildBrain, our industry-leading children’s AVOD network; reducing debt; and finding my successor. We have made significant progress on all these fronts. Once the new CEO is appointed I look forward to continuing on as Executive Chair.”

Q3 2019 Performance – Executing on Strategic Priorities

During Q3 2019, we continued to make progress on our strategic priorities as highlighted below:

PRIORITIES	Highlights
Develop New, and Revitalize Classic Brands with Content on WildBrain

•    Grew WildBrain revenue by 4% to $14.9 million vs $14.4 million in Q3 2019 as we continued to monetize our own properties and a growing number of third-party brands.

•    Leveraging our YouTube expertise to develop new revenue streams in production and paid media services, which grew by 90% vs Q3 2018.

•    Grew WildBrain’s online audience by 15% to more than 8.7 billion views in Q3 2019 vs Q3 2018. This amounted to almost 42 billion minutes of videos watched, up 9% from a year ago.

•    Each month, 8% of unique users on YouTube watch videos on the WildBrain network, which amounts to approximately 18% of kids users on YouTube.

Develop Premium Kids’ Content to Drive Franchise Brands

•    Production underway on new premium Peanuts content at our Vancouver studio.

•    Producing Peanuts in Space: Secrets of Apollo 10, a new documentary starring Ron Howard and Jeff Goldblum, and directed by Morgan Neville, to celebrate the 50th anniversary of NASA’s Apollo 10 mission. Launching this month on the Apple TV app.

Improve Cash Flow and Balance Sheet

•    Generated positive operating cash flow of $14.0 million in Q3 2019.

•  Announced an agreement to sell a building in Toronto owned by the Company for $12.0 million, which is expected in June 2019. Net proceeds will be used to pay down debt.

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Q3 2019 Financial Highlights

Financial Highlights[2] (in millions of Cdn$)	Three Months ended March 31,		Nine Months ended March 31,
	2019	2018	2019	2018
Revenue	$110.0	$116.5	$331.0	$337.0
Gross Margin	$47.3	$51.0	$138.8	$147.9
Gross Margin (%)	43%	44%	42%	44%
Adjusted EBITDA attributable to DHX Media[1]	$20.1	$26.7	$59.4	$81.5
Net Income (Loss)	$(11.8)	$(6.4)	$(20.3)	$12.4
Net Income (Loss) attributable to DHX Media[1]	$(18.4)	$(8.0)	$(38.7)	$7.6
Basic Earnings (Loss) per Share	$(0.14)	$(0.06)	$(0.29)	$0.06

Q3 2019 revenue was $110.0 million compared with $116.5 million in the prior-year quarter. YTD 2019 revenue was $331.0 million vs $337.0 million in the first nine months of 2018.

In Q3 2019, distribution revenue (excluding WildBrain) was $20.7 million vs. $26.6 million in Q3 2018, reflecting a sequential improvement of 51% from the last quarter as we realized on a stronger pipeline in Q3.

WildBrain continued to grow its audience, with views rising 15% to over 8.7 billion in Q3 2019. Revenue grew 4% to $14.9 million in Q3 2019. The moderation in revenue growth highlights that monetization continues to lag behind expansion in views as the market on YouTube continues to evolve. Initiatives to realize further value from WildBrain’s large user base was reflected in a 90% growth in revenue derived from paid media and production services in Q3 2019, compared with a year ago.

Gross Margin was 43% for Q3 2019, largely in line with the margin of 44% in the same prior-year period, and slightly better than the first-half of Fiscal 2019.

Adjusted EBITDA was $20.1 million in Q3 2019 and $59.4 million YTD 2019, compared with $26.7 million in Q3 2018 and $81.5 million YTD 2018. The decline was partly due to an increase in the non-controlling interest in Peanuts, primarily related to the Sony transaction, which reduced Adjusted EBITDA by $5.0 million in Q3 2019 and $13.5 million YTD 20191.

Q3 2019 saw net loss of $18.4 million vs a net loss of $8.0 million in the same quarter last year. The first nine months of Fiscal 2019 recorded a net loss of $38.7 million compared with a net income of $7.6 million YTD 2018. The higher net losses in the current periods were primarily due to a $34.2 million combined write-down in Q3 2019 related to investment in film, licensed television programs, acquired content, and intangible assets.

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The Company’s debt leverage ratio was 6.09x at Q3 20193. Subsequent to quarter-end, we announced an agreement to sell a building in Toronto owned by the Company, for $12.0 million. The sale is expected to close in June 2019, subject to customary closing conditions, with net proceeds to be used to further pay down debt.

Other Q3 2019 Business Highlights

Major streaming services and broadcasters worldwide continued to turn to DHX Media for original programming. Nickelodeon signed on for exclusive international rights for our new animated comedy, Dorg Van Dango, to roll out across 170+ territories. In the UK, CBBC has licensed Up in the Air, our new live-action gymnastics series that begins filming this spring.

We have also signed an agreement with Comcast in the US to debut our new subscription-based video-on-demand service, called Kids Room, on Xfinity X1 and Xfinity Flex. Launching this summer, Kids Room will feature exclusively DHX Media kids’ content and launch with hundreds of episodes from our library.

Additionally, we signed distribution deals for DHX Media library content in the quarter with Disney, iQiyi, the BBC, Turner Broadcasting, The CW Network, Discovery, and ABC Australia, among others.

The global appeal of Peanuts’ merchandising and licensing opportunities was evidenced in 85 new deals and 70 renewals executed in Q3 2019, ranging from apparel and accessories to kitchenware, including licensees such as Lands’ End, Baskin Robbins and Tupperware. In addition, Levi’s rolled out an expanded line of Peanuts-branded products to its stores globally and online for spring and summer 2019. Also this summer, a Peanuts Global Artist Collective line of products will launch exclusively in 100 Macy’s stores in the US and online, featuring merchandise for adults and kids, including denim jackets, hoodies, hats, onesies, water bottles and skateboards.

Our TV channels in Canada continued to see growing viewership this winter season, up 35% from a year ago, in our core 2- to 11-year-old audience group. While subscriber revenue remained steady at around 90% of total TV revenue, revenue from advertising was up 160% to $1.3 million in Q3 2019 and 38% to $4.0 million YTD 2019 vs prior year.

1.	Q3 2018 Adjusted EBITDA and net income attributable to DHX Media for the three- and nine-months ended March 31, 2018 included the Company’s 80% interest in Peanuts Holdings LLC (“Peanuts”). In Q1 2019, the Company sold a 39% minority stake in Peanuts to Sony Music Entertainment (Japan) Inc. (“Sony”). Accordingly, Q3 2019 and YTD 2019 Adjusted EBITDA and net income attributable to DHX Media for these periods, ended March 31, 2019, reflected the Company’s 41% interest in Peanuts.

2.	Gross Margin means revenue less direct production costs and expense of film and television programs produced (per the financial statements). Adjusted EBITDA represents income of the Company before amortization, finance income (expense), taxes, development expenses, impairments, share-based compensation expense, acquisition costs and adjustments for other identified charges. The definitions of Gross Margin and Adjusted EBITDA are included in the “Non-GAAP Financial Measures” section of the Company’s Q3 2019 Management Discussion and Analysis.

3.	The net leverage ratio calculation is based on the definition in the Company’s senior secured credit agreement available on SEDAR at www.sedar.com.

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Analyst and Investor Webcast and Conference Call

DHX Media Management will host a live webcast and presentation with slides for analysts and investors at 8:00 a.m. ET on May 14, 2019, at the following address: https://event.on24.com/wcc/r/1992213/DD305CAFB81A21EC9A0A2CBCDF8AFDCF.

To listen by phone only, please call +1(888) 231-8191 or +1(647) 427-7450 internationally, and reference conference ID 2478926. Please allow 10 minutes to be connected to the conference call. The presentation for the call will also be posted to the Investor Relations section of our website, at: http://www.dhxmedia.com/investors/.

Replay will be available after the call on +1 (855) 859-2056 or (416) 849-0833, under passcode 2478926, until 11:59 p.m. ET, May 21, 2019.

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

Media: Shaun Smith – Director, Corporate & Trade Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

About DHX Media

DHX Media Ltd. (TSX: DHX, NASDAQ: DHXM) is a global children’s content and brands company, recognized for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. One of the world’s foremost producers of children’s shows, DHX Media owns the world’s largest independent library of children’s content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children’s channels on YouTube. Headquartered in Canada, DHX Media has offices worldwide. Visit us at www.dhxmedia.com.

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Disclaimer

This press release contains “forward-looking statements” under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the search for a successor CEO and continuation of the Executive Chair, the sale of a building in Toronto owned by the Company and the timing and expected use of proceeds of such sale, the launch of Kids Room, new content and merchandise of the Company, expansion of revenue streams and viewership on WildBrain, demand for the Company’s content, the strategic priorities of the Company, the evolution of the market on YouTube, growth in viewership on the Company’s TV channels and the business strategies and operational activities of the Company and expected results therefrom. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the ability of the Company to execute on its business strategies and strategic initiatives, the ability of the Company to execute on the sale of the building in Toronto, consumer preferences, market factors, regulatory and contract risk, and risk factors discussed in materials filed with applicable securities regulatory authorities from time to time, including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

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